February 27, 2008

Scott R. Anderson, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

Re:	Van Kampen Unit Trusts, Series 687
	File No. 333-148919

Dear Mr. Anderson:

	We have reviewed the registration statement on Form S-6 for the
Van Kampen Unit Trusts, Series 687 (the "Trust"), filed with the Commission on January 29, 2008. The registration statement offers the Ibbotson Alternative Allocation Portfolio 2008-1 (the "portfolio"). Based upon Securities Act Release No. 6510 and the representations contained in your letter of January 29, 2008, we conducted a selective review of the registration statement. We have the following comments.

Prospectus
Investment Objective
		Please provide plain English definitions of the terms "modern portfolio theory" and "tactical beta overly (sic)."

		Please disclose whether the portfolio will be diversified, as the term is defined in the Investment Company Act of 1940 (the
"Act").

Risk

		Please provide a more detailed, plain English description of ETNs, e.g., identify the issuing companies and the risks to which they are susceptible; clarify that ETNs are synthetic products that do not represent ownership of securities of the indices they track, and are backed only by the issuer`s credit; disclose the risks of counterparty default; and disclose whether the market for ETNs is illiquid.

Closing

      We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

      Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.
      Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities
Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that
* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.
      Should you have any questions regarding this letter, please contact me at (202) 551-6965.



						Sincerely,



						Vincent J. Di Stefano
						Senior Counsel


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